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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K

/X/ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the fiscal year ending December 30, 2002.

                                      OR

/_/ Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.     Full title of the Plan:

       Mail-Well Corporation 401(k) Savings and Retirement Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

       Mail-Well, Inc.
       8310 South Valley Highway
       Suite 400
       Englewood, Colorado 80112




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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                            Financial Statements
                          and Supplemental Schedule


                        Year ended December 30, 2002





                                  CONTENTS

Report of Independent Auditors.......................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................2
Statement of Changes in Net Assets Available for Benefits............3
Notes to Financial Statements........................................4


Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)........9






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                       Report of Independent Auditors

The Trustees and Participants of
   Mail-Well Corporation 401(k)
   Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Mail-Well Corporation 401(k) Savings and Retirement Plan as of December 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 30, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

Denver, Colorado
June 20, 2003

                                                                           1

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
                           Mail-Well Corporation 401(k) Savings and Retirement Plan

                               Statements of Net Assets Available for Benefits




                                                                                    DECEMBER 30,
                                                                             2002                2001
                                                                    ----------------------------------------
Investments, at fair value:
   Mutual funds                                                          $110,811,715        $146,957,134
   Common collective trusts                                                61,550,779          66,186,162
   Mail-Well common stock                                                   7,462,118           7,066,964
   Participant loans                                                        6,587,780           7,769,579
                                                                    ----------------------------------------
Total investments                                                         186,412,392         227,979,839

Receivables:
   Employee contributions                                                     520,145           1,031,537
   Employer contributions                                                     294,999             368,362
                                                                    ----------------------------------------
Total receivables                                                             815,144           1,399,899
                                                                    ----------------------------------------
Net assets available for benefits                                        $187,227,536        $229,379,738
                                                                    ========================================


See accompanying notes.



                                                                           2

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
                          Mail-Well Corporation 401(k) Savings and Retirement Plan

                          Statement of Changes in Net Assets Available for Benefits

                                        Year ended December 30, 2002


Investment income (loss):
   Net depreciation in fair value of investments                                            $ (31,809,817)
   Investment income                                                                            5,347,309
   Interest on loans to participants                                                              527,455
                                                                                        --------------------
Net investment loss                                                                           (25,935,053)

Contributions:
   Employee contributions                                                                      18,993,262
   Employer contributions                                                                      10,988,684
   Adjustments and forfeitures                                                                   (322,393)
                                                                                        --------------------
Total contributions                                                                            29,659,553

Asset transfers to other plans                                                                (13,107,401)

Payment of benefits to participants                                                           (32,769,301)
                                                                                        --------------------
Decrease in net assets available for benefits                                                 (42,152,202)

Net assets available for benefits, beginning of year                                          229,379,738
                                                                                        --------------------
Net assets available for benefits, end of year                                               $187,227,536
                                                                                        ====================


See accompanying notes.


                                                                           3

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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                        Notes to Financial Statements

                              December 30, 2002


1. DESCRIPTION OF THE PLAN

The following description of the Mail-Well Corporation 401(k) Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan was adopted effective February 24, 1994. The Plan is a salary deferral plan of Mail-Well Corporation (the "Company"). Effective December 1, 1999, the Plan was amended and restated to only include full-time salaried and nonunion hourly employees. The union employees began a new plan effective December 1, 1999.

The full-time salaried and nonunion hourly employees become eligible the first day of the month following 30 days of service with the Company.

CONTRIBUTIONS

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. In 2002, the Company made a discretionary contribution of $3,657,173 to the Plan. No discretionary contributions were made to the Plan in 2001.

ASSET TRANSFERS TO OTHER PLANS

During 2002, selected employee assets were transferred out of the Plan as a result of the Company selling certain operating locations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of Company contributions and Plan earnings, and is charged with an allocation of administrative expenses.


                                                                           4

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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                  Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

A participant is 100% vested in their contributions at all times. Vesting in employer contributions occurs 20% for each year of service. Upon reaching five years of service, all employer contributions are fully vested. Years of service attributable to predecessor companies prior to such individual being employed by the Company are recognized in full for vesting purposes. All employer contributions become fully vested upon retirement, disability, or death of the participant.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

LOANS TO PARTICIPANTS

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participants' nonforfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 10 years.

PAYMENT OF BENEFITS

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance with the Company until normal retirement age if their account balance is greater than $5,000. The Plan provides for advance distribution for hardship if certain conditions are met.

EXPENSES

Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts. Participants pay fees for loans and withdrawals.


                                                                           5

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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                  Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

FORFEITURES

Upon termination by a participant, employer matching contributions that have not vested are used to offset administrative expenses. Any forfeitures remaining shall then be used to reduce employer contributions for the Plan year immediately following the Plan year in which the forfeiture occurs. In 2002, of the $291,239 in forfeitures, $27,914 was used to fund administrative expenses.

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan recognizes income, expenses, and other changes in net assets available for benefits using the accrual method of accounting.

The Plan's investments are recorded in the financial statements at fair value based on published market value except for participant loans, which are stated at face value, which approximates fair value. Unrealized and realized appreciation (depreciation) of investments during the year is included in net depreciation in the fair value of investments. Realized gains and losses on sales of investments are determined on the average-cost basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 15, 1996, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once


                                                                           6

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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                  Notes to Financial Statements (continued)



3. FEDERAL INCOME TAX STATUS (CONTINUED)

qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believe that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

4. INVESTMENTS

The Plan's investments (including investments purchased, sold, and held during the year) depreciated in fair value during the year ended December 30, 2002 as determined by quoted market prices as follows:

    Mutual funds                                                                            $(23,368,474)
    Common collective trusts                                                                  (7,048,062)
    Common stock                                                                              (1,393,281)
                                                                                       --------------------
                                                                                            $(31,809,817)
                                                                                       ====================

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 30, 2002 and 2001 are as follows:

                                                                             2002               2001
                                                                   ----------------------------------------
    Mutual funds:
      PIMCO Total Return                                                 $ 26,404,631       $ 25,422,148
      Putnam International Growth Fund                                     10,060,325         13,786,416
      Putnam Investors Fund                                                26,735,130         45,480,783
      The George Putnam Fund of Boston                                     19,096,481         23,168,623
      The Putnam Fund for Growth & Income                                  10,471,862         14,743,386
    Putnam S&P 500 Index Fund                                              20,405,141         28,459,702
    Putnam Stable Value Fund                                               41,145,638         37,726,460

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the cash basis of accounting by the Plan trustee.


                                                                           7

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          Mail-Well Corporation 401(k) Savings and Retirement Plan

                  Notes to Financial Statements (continued)



5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 30, 2002 and 2001:

                                                                            2002                2001
                                                                   ----------------------------------------
    Net assets available for benefits per the financial
       statements                                                       $187,227,536        $229,379,738
    Employer's contribution receivable                                      (294,999)           (368,362)
    Participants' contributions receivable                                  (520,145)         (1,031,537)
                                                                   ----------------------------------------
    Net assets available for benefits per the Form 5500                 $186,412,392        $227,979,839
                                                                   ========================================

The following is a reconciliation of contributions to participant accounts per the financial statements to the Form 5500 for the years ended December 30, 2002 and 2001:

                                                                           EMPLOYER            EMPLOYEE
                                                                        CONTRIBUTIONS       CONTRIBUTIONS
                                                                   ----------------------------------------
    Contributions made to participant accounts
       per the financial statements                                      $10,988,684         $18,993,262
    Contribution receivable not
       recorded on the Form 5500 at
       December 30, 2001                                                     368,362           1,031,537
    Contribution receivable not
       recorded on the Form 5500 at
       December 30, 2002                                                    (294,999)           (520,145)
                                                                   ----------------------------------------
    Contributions made to participant accounts
       per the Form 5500                                                 $11,062,047         $19,504,654
                                                                   ========================================



                                                                           8

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
                          Mail-Well Corporation 401(k) Savings and Retirement Plan

                                       EIN: 84-1250534--Plan: No. 001

                        Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                              December 30, 2002


                                                                             NUMBER             CURRENT
                   IDENTITY OF ISSUE/DESCRIPTION                           OF SHARES             VALUE
------------------------------------------------------------------------------------------------------------
Mutual Funds:
  PIMCO Total Return                                                        2,474,661        $ 26,404,631
  Putnam International Growth Fund*                                           614,183          10,060,325
  Putnam Investors Fund*                                                    3,003,947          26,735,130
  The George Putnam Fund of Boston*                                         1,289,432          19,096,481
  The Putnam Fund for Growth & Income*                                        741,108          10,471,862
  Algers Fund                                                                 595,863           6,500,855
  Growth Fund Putnam Asset Allocation*                                        501,855           3,984,732
  Balanced Fund Putnam Asset Allocation*                                      763,414           6,374,503
  Conservative Fund Putnam Asset Allocation*                                  149,205           1,183,196
Putnam S&P 500 Index Fund*                                                    943,809          20,405,141
Putnam Stable Value Fund*                                                  41,145,637          41,145,638
Mail-Well Common Stock*                                                     2,870,045           7,462,118
Participant loans, 7.0%-10.5%*                                                                  6,587,780
                                                                                         -------------------
                                                                                             $186,412,392
                                                                                         ===================

*Investments with a party-in-interest.




                                                                           9

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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 30, 2003       Mail-Well Corporation 401(k) Savings and Retirement
                          Plan

                          /s/ Michel P. Salbaing

                          Michel P. Salbaing
                          Sr. Vice President - Chief Financial Officer